June 22, 2005

Via Facsimile and U.S. Mail
Mail Stop 6010



Y. Joseph Mo
Chairman of the Board of Directors, President and Chief Executive Officer
NexMed, Inc.
350 Corporate Boulevard
Robbinsville, NJ 08691

Re:	NexMed, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 16, 2005
	File Number 000-22245

Dear Mr. Mo:

	We have reviewed your filing to those issues addressed in our comments. In our comments, we ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8.  Financial Statements and Supplementary Data, page 19

Notes to Consolidated Financial Statements, page 26

2.   Summary of Significant Accounting Principles, page 26

Fixed assets, page 27

1. Please tell us how you accounted for the costs related to the process of developing and validating your manufacturing facility as one designed to meet the Good Manufacturing Practice (GMP) standards as required by the FDA, how your accounting complies with GAAP and where you disclosed your policy.

Research and Development, page 28

2. Please tell us your accounting for third party contract research costs and how it complies with GAAP. Also, include in your response how payments are determined, the specific performance criteria for the contract research organizations and when payments are due.

5.   Convertible Notes Payable, page 32

3. Please provide us with the following information regarding the issuance of $6 million in convertible notes payable, on December
12,
2003:

* How your accounting for the debt discount, beneficial conversion feature and detachable warrants associated with this debt issuance complies with GAAP.
* The amortization period for the debt discount and how it complies with APB 14 and EITF 00-27, Part II, Issue 6, paragraph 19.
* How you assessed the potential existence of a beneficial conversion feature, in accordance with EITF 00-27, Part II, Issue 3, paragraph
13, resulting from the reset of the conversion price on June 14, 2004.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact James Peklenk, Staff Accountant, at (202)
551-
3661, or Oscar M. Young, Jr., Senior Accountant, at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at
(202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant



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Y. Joseph Mo
NexMed, INC.
June 22, 2005
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